Sutcliffe Resources, Ltd.
625 Howe Street, Suite 420
Vancouver, British Columbia, Canada V6C 2T6

May 18, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 7010

Attn: H. Roger Schwall, Assistant Director

Re:	Sutcliffe Resources, Ltd. Commission File No. 0-51570
Registration Statement on Form 20-F /A#3 filed October 13, 2005 and amended January 31, 2006

Dear Mr. Schwall:

          In response to your letter dated February 28, 2006 regarding our amended January 31, 2006 submission on Form 20-FR, the following information, corresponding sequentially to the paragraphs in your letters, is hereby submitted on behalf of the Registrant, Sutcliffe Resources, Ltd. (the “Company”). Please be advised that after discussions with SEC staff, the Company does not believe that an additional amendment to the above referenced Registration Statement is necessary. Rather, we believe that the comments raised in your comment letter are adequately addressed in this response letter as detailed below.

Form 20-FR Amendment #3

Forward Looking Statements, page 3

1.

SEC Comment: We note your response to comment 4 and reissue it. You are responsible for the accuracy of the disclosures in your filings. You cannot disclaim such responsibility by including statements such as “[t]he Company undertakes no obligation to publicly update or revise forward-looking statements herein to reflect events or circumstances that may arise after the date of this Registration Statement.” Please revise.

          The Company acknowledges its responsibility for the accuracy of its disclosures in the referenced filing. The Company certifies that the disclosures contained in its referenced amendment #3 are correct and accurate as of the date of the filing. The statement in question, referring to the Company “undertaking no obligation to publicly update or revise forward-looking statements to reflect events or circumstances that may arise after the date of the registration statement,” was added to advise readers that the Company would not submit further amendments to its registration statement for non-material events that may occur after the date of the submission. The Company further acknowledges its responsibility to disclose material changes either through amendments to the Registration Statement or through other forms such as reports on 6-K or 8-K.

H. Roger Schwall, Assistant Director
Securities and Exchange Commission
Page 2.

          Although the Company believes that the aforementioned wording is commonly used in forward-looking statement disclosures on similar registration statement filings, the Company will eliminate such questionable wording in its future filings on Form 20-F with the SEC. The following disclosure replaces that contained in amendment #3 to its Registration Statement and will be used in future Annual Report filings on Form 20-F.

          This Annual Report on Form 20-F contains forward-looking statements principally in Item 4 -Information on the Company and Item 5 - Management’s Discussion and Analysis of Financial Condition and Results of Operations. These statements may be identified by the use of words like “plan,” “expect,” “aim,” “believe,” “project,” “anticipate,” “intend,” “estimate,” “will,” “should,” “could” and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends. In particular, these include statements about the Company’s strategy for growth, property exploration, mineral prices, future performance or results of current or anticipated mineral production, interest rates, foreign exchange rates, and the outcome of contingencies, such as acquisitions and/or legal proceedings. Forward-looking statements are based on certain assumptions and expectations of future events that are subject to risks and uncertainties. Actual future results and trends may differ materially from historical results or those projected in any such forward-looking statements depending on a variety of factors, including, among other things, the factors discussed in this Registration Statement under Item 3 - “Key Information, Risk Factors” and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission.

ITEM 17 - Financial Statements

2.

SEC Comment: Your response to comment 5 of our January 13, 2006 comment letter inappropriately states that US GAAP only allows acquisition costs to be capitalized upon receiving a bankable feasibility study. Please call us to discuss your accounting for acquisition and exploration cots under US GAAP. In addition, please explain why you believe that no formal impairment analysis was required under SFAS 144 and specify the methodology you used to determine “prevailing costs for comparable properties of merit.” Please identify the properties that you felt were comparable and why.

          As directed, the Company conducted various discussions with SEC accounting staff regarding its accounting for acquisition and exploration costs under US GAAP. Following such discussions, management has concluded that no further revisions are necessary to the financials statements or footnotes presented in its amendment #3 filing. Certain revisions were made to its amendment #2 financial statements and reflected in its amendment #3 financial statements to account for the write-off of $37,000 in acquisition costs (cash for mineral property). Revisions were made to tables (f), (g), (h) and (i) of Note 11 to the financial statements for the period ended December 31, 2004, 2003, and 2002 to appropriately reflect the effect of such write-off of acquisition costs on related line items.

          The Company acknowledges that in its January 31, 2006 response to SEC comment 5, it inappropriately stated that US GAAP only allows acquisition costs to be capitalized upon receiving a bankable feasibility study. The Company has subsequently eliminated such position from consideration. The Company recognizes that SFAS 144 impairment is required under all circumstances for the noted fiscal periods, but management had already decided to write-off the mineral property based on a qualitative factor (being the uncertainty of recovery) and thus did not perform a formal quantitative analysis. Consequently, any methodology (including identification of comparable properties) previously used by the Company to determine “prevailing costs for comparable properties of merit” is no longer applicable and is therefore not presented herein. The effect of such aforementioned write-off is properly reflected in its amendment #3 financial statements.

H. Roger Schwall, Assistant Director
Securities and Exchange Commission
Page 3.

          Please find attached the accompanying Auditor’s Report dated 23 March 2005 from Gordon K. W. Gee Ltd, Chartered Accountant for the periods ended December 31, 2004 and 2003.

ITEM 17 - Financial Statements

3.

SEC Comment: Please send us a reconciliation of the revisions to “applicable figures” that you refer to in the last paragraph of page 2 of your January 31, 2006 response, explaining the reason for each change that you made in your amended filing.

          The following disclosure provides a reconciliation of the revisions made to applicable figures referred to in the last paragraph on page 2 of our January 31, 2006 response. Revisions were made to Note #11 to the financial statements for the years ended December 31, 2004, 2003 and 2002 (filed with our amendment #3 Registration Statement).

Table f): The 2004 Deficit figure was revised from ($6,175,962) to ($6,213,462) as a result of expensing acquisition costs of $37,500.

Table g): The expensing of $37,500 in acquisition costs (Cash for mineral property) changed the Net Loss under US GAAP from ($296,438) to ($333,938) and changed the Loss per share under US GAAP from $0.032 to $0.036.

Table h): The expensing of $37,500 in acquisition costs changed the Mineral property costs expensed figures under the Accumulated Deficit and Total Shareholders’ Equity (Deficit) columns from ($190,595) to ($228,095) and also the Balance – December 31, 2004 figures in these same columns from $(6,175,962) and ($299,752) to ($6,213,462) and ($337,252), respectively.

Table i): The expensing of $37,500 in acquisition costs changed the Mineral Properties Expensed as incurred figure from ($190,595) to ($228,095) for 2004 and also the US GAAP Cash flows from operating activities from ($83,611) to ($121,111). For Cash flows from Investing activities, the Mineral properties expensed figure was changed from $190,595 to $228,095 as a result of the inclusion of $37,500 in acquisition costs.

ITEM 17 –Financial Statements - Notes

          Upon further discussion with Commission staff, the applicable section of Note 11 to the December 31, 2004 audited financial statements has been restated to read as follows:

UNITED STATES ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada (CDN GAAP) which, in these financial statements, conform in all material respects with those in the United States (US GAAP), except as follows (parts of Note 11 dealing with property acquisition costs being written off have been restated if required):

H. Roger Schwall, Assistant Director
Securities and Exchange Commission
Page 4.

a)	Exploration Expenditures

Under Canadian GAAP, mineral exploration expenditures are capitalized or considered to be investing cash flows until the property is sold or abandoned. If developed, the deferred expenditures are amortized over the expected benefit period. If there can be no assurance of the commencement of operations, US GAAP requires that exploration expenditures be expensed as incurred, or is considered as operating cash flow, until it is determined that commercially viable operations exist and the expenditures then incurred are recoverable. Such costs would only be capitalized after a bankable feasibility study was completed that demonstrates proven reserves. For 2004, the Company initially adopted EITF 04-2 for treating mineral property acquisition costs as tangible assets for US GAAP purposes but due to the uncertainty of recovery these costs were written off.

          Upon further discussion with Commission staff, the applicable section of Note 10 to the June 30, 2005 audited financial statements has been restated to read as follows:

UNITED STATES ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada (CDN GAAP) which, in these financial statements, conform in all material respects with those in the United States (US GAAP), except as follows (parts of Note 10 in which property acquisition costs have been written off have been restated if required):

Further Comment

     Please note that the aforementioned US GAAP amounts referenced in this response letter and in amendment #3 to our registration statement on Form 20-F have been restated if required due to property acquisition costs being written off. In addition, please note that Table No.1 of Selected Financial Data on page 6 of our amendment #3 required no revision and will not require a restated notation.

Closing Comments

In connection with our response to your comments, please be advised that Sutcliffe acknowledges that:

i.	Sutcliffe is responsible for the adequacy and accuracy of the disclosure in the filing;

ii.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

iii.	Sutcliffe may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please proceed with your review of the Company’s amended Registration Statement on Form 20-FR. Correspondence concerning Sutcliffe Resources, Ltd, should be directed to this office. You may contact this office by telephone at (604) 608-0223, or you may send a Fax to (604) 608-0344.

Sincerely,

/s/ Laurence Stephenson
     Laurence Stephenson
     Chief Executive Officer